SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: Oct. 22, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .)

Enclosed:

Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 22, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Form 51-102F3

Material Change Report

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (“Ivanhoe”) World Trade Centre Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

October 15, 2004

3.	NEWS RELEASE

The news release was issued on October 18, 2004 and disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

Ivanhoe has entered into an earn-in and equity participation agreement (the “Earn-in Agreement”) with Entrée Gold Inc. (“Entrée”) to explore and potentially develop a 40,000 hectare portion of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) mineral exploration concession (the “Optioned Property”). The Optioned Property is adjacent to Ivanhoe’s Oyu Tolgoi (Turquoise Hill) copper-gold property in Mongolia.

Under the terms of the Earn-in Agreement, Ivanhoe can acquire an interest of up to 80% in all minerals extracted below a sub-surface depth of 560 metres and up to 70% in all minerals extracted from surface to a depth of 560 metres on the Optioned Property by incurring US$35 million in exploration and/or development on the property over an eight-year period.

As part of the transaction, Ivanhoe has agreed to purchase 4.6 million units of Entrée at a price of Cdn$1.00 per unit. Each unit will consist of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of Cdn$1.10. Upon issuance of the units, and assuming the full exercise of Ivanhoe’s purchase warrants, Ivanhoe would own approximately 17% of Entrée’s issued and outstanding shares.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Ivanhoe has entered into the Earn-in Agreement with Entrée to explore and potentially develop the Optioned Property, which is adjacent to Ivanhoe’s Oyu Tolgoi (Turquoise Hill) copper-gold discovery in Mongolia.

Under the terms of the Earn-in Agreement, Ivanhoe will have the right to earn a participating interest in the Optioned Property equal to:

(a)	51% by completing not less than US$20,000,000 of aggregate earn-in expenditures;

(b)	60% by completing not less than US$27,500,000 of aggregate earn-in expenditures; and

(c)	70% by completing not less than US$35,000,000 of aggregate earn-in expenditures.

If and when Ivanhoe earns a 70% participating interest in the Optioned Property, Ivanhoe will be deemed to hold an increased participating interest of 80% in all minerals extracted from the property at sub-surface depths of greater than 560 metres.

The Earn-in Agreement requires Ivanhoe to incur US$5,000,000 of earn-in expenditures in each of the first three years of the earn-in period and US$20,000,000 during the succeeding five years of the earn-in period in order to retain its right to continue earning a participating interest in the Optioned Property. Ivanhoe may elect to cease incurring earn-in expenditures after having incurred minimum expenditures of US$3,000,000.

Upon Ivanhoe having earned a participating interest, Ivanhoe and Entrée will form a joint venture in respect of the Optioned Property. If Ivanhoe relinquishes its earn-in right before having earned a participating interest of at least 60%, Entrée will have the right to increase its participating interest to 51%, and reduce Ivanhoe’s participating interest to 49%, by paying Ivanhoe US$400,000 in cash or incurring exploration expenditures in the same amount.

The Agreement also permits Ivanhoe to utilize any and all rights Entrée holds in respect of the surface of the Optioned Property in order to construct mine buildings, tailings ponds, waste dumps, power lines and roads as may be necessary or convenient for the conduct of Ivanhoe’s operations on its adjacent Oyu Tolgoi property. In order to exercise these surface rights, Ivanhoe must first complete condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

As part of the transaction, Ivanhoe has agreed to purchase 4.6 million units of Entrée at a price of Cdn$1.00 per unit. Each unit will consist of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of Cdn$1.10. Upon issuance of the units, and assuming the full exercise of Ivanhoe’s purchase warrants, Ivanhoe would own approximately 17% of Entrée’s issued and outstanding shares.

Provided that Ivanhoe continues to hold at least 10% of Entrée’s issued and outstanding shares, Ivanhoe has the right to appoint a representative to serve as an Entrée director and also has the right to participate in any equity offerings undertaken by Entrée during the earn-in period to the extent necessary to maintain its ownership level. In addition, Ivanhoe will have a right of first refusal to acquire any interest in the remaining portion of Entrée’s Shivee Tolgoi property beyond the perimeter of the Optioned Property which Entrée proposes to dispose of to a third party.

The Earn-in Agreement provides Ivanhoe with the opportunity to explore the Optioned Property in order to determine if any of the mineralization identified to date on the Oyu Tolgoi property extends beyond the boundary of the Oyu Tolgoi property and onto the Optioned Property and to earn an interest in the Optioned Property if that is determined to be the case. The Earn-in Agreement also gives Ivanhoe the right to use the surface of the Optioned Property, which is expected to be of significant benefit to Ivanhoe during the development and operation of one or more mines on the Oyu Tolgoi property.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	EXECUTIVE OFFICER

The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Ivanhoe Mines Ltd. Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

8.	DATE OF REPORT

DATED at Vancouver, British Columbia this 22nd day of October, 2004.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary